Exhibit 99.2

S.R. BATLIBOI & CO. LLP
Chartered Accountants

2nd & 3rd Floor
Golf View Corporate Tower - B
Sector - 42, Sector Road
Gurugram - 122 002, Haryana, India

Tel : +91 124 681 6000

Independent Auditor's Review Report on the Quarterly Unaudited Standalone and Year to Date Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to
The Board of Directors
Vedanta Limited

1. We have reviewed the accompanying statement of unaudited standalone financial results of Vedanta Limited (the 'Company') for the quarter ended June 30, 2019 (the "Statement") attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('the Regulation') as amended, read with SEBI Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 ('the Circular').

2. The preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) "Interim Financial Reporting" prescribed under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, read with the Circular is the responsibility of the Company's management and has been approved by the Board of Directors of the Company. Our responsibility is to express a conclusion on the Statement based on our review.

3. We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

4. Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the applicable Indian Accounting Standards ('Ind AS') specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of the Regulation, read with the Circular, including the manner in which it is to be disclosed, or that it contains any material misstatement.

5. The accompanying quarterly unaudited standalone financial results include interim financial results and other financial information, in respect of an unincorporated joint venture not operated by the Company, whose interim financial results and other financial information reflect total assets of Rs 120 crore as at June 30, 2019, as considered in the unaudited standalone financial results based on their interim financial results and other financial information which have not been reviewed by us. These unaudited financial results and other financial information of the said unincorporated joint venture not operated by the Company have been approved and furnished to us by the Management. According to the information and explanations given to us by the Management, these interim financial results and other financial information are not material to the Company. Our conclusion on the Statement is not modified in respect of this matter.

For S.R. BATLIBOI & CO. LLP
Chartered Accountants
ICAI Firm registration number: 301003E/E300005

per Sudhir Soni
Partner
Membership No.: 41870

UDIN: 19041870AAAABM9871

S.R. BATLIBOI & CO. LLP GURUGRAM

Place: Kolkata
Date: July 26, 2019

S.R. Batliboi & Co. LLP, a Limited Liability Partnership with LLP Identity No. AAB-4294
Regd. Office : 22, Camac Street, Block 'B', 3rd Floor, Kolkata-700 016

S.R. BATLIBOI & CO. LLP
Chartered Accountants

2nd & 3rd Floor
Golf View Corporate Tower - B
Sector - 42, Sector Road
Gurugram - 122 002, Haryana, India
Tel : +91 124 681 6000

Independent Auditor's Review Report on the Quarterly Unaudited Consolidated and Year to Date Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to
The Board of Directors
Vedanta Limited

1. We have reviewed the accompanying Statement of unaudited Consolidated Financial Results of Vedanta Limited ("the Parent") and its subsidiaries (the Parent and its subsidiaries together referred to as 'the Group'), and its share of the net profit after tax and total comprehensive income of its associates and jointly controlled entities for the quarter ended June 30, 2019 (the "Statement") attached herewith, being submitted by the Parent pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended ('the Regulation'), read with SEBI Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 ('the Circular').

2. This Statement, which is the responsibility of the Parent's Management and approved by the Parent's Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) "Interim Financial Reporting" prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India read with the Circular. Our responsibility is to express a conclusion on the Statement based on our review.

3. We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

   We also performed procedures in accordance with the Circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended, to the extent applicable.

4. The Statement includes the results of the entities as mentioned in Annexure 1.

5. Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of other auditors referred to in paragraph 6 and 8 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standard specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Regulation, read with the Circular, including the manner in which it is to be disclosed, or that it contains any material misstatement.

6. We did not review the interim financial results and other financial information of 8 subsidiaries, included in the consolidated unaudited financial results, whose interim financial results and other financial information total revenues of Rs. 1,955 crore, total net profit after tax of Rs. 321 crore and total comprehensive income of Rs. 321 crore, for the quarter ended June 30, 2019, as considered in the consolidated unaudited financial results. The consolidated unaudited financial results also includes the Group's share of net profit after tax of Rs. Nil and total comprehensive income of Rs. Nil, for the quarter ended June 30, 2019, as considered in the consolidated unaudited financial results, in respect of 1 associate, whose interim financial results and other financial information have not been reviewed by us. These interim financial results and other financial information have been reviewed by other auditors, whose reports have been furnished to us by the management and our conclusion on the Statement, in so far as it relates to the

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S.R. Batliboi & Co. LLP, a Limited Liability Partnership with LLP Identity No. AAB-4294
Regd. Office : 22, Camac Street, Block 'B', 3rd Floor, Kolkata-700 016

S.R. Batliboi & Co. LLP Chartered Accountants amounts and disclosures in respect of these subsidiaries and associate is based solely on the report of the other auditors and procedures performed by us as stated in paragraph 3 above. Our conclusion on the Statement is not modified in respect of the above matter. Certain of these subsidiaries and associate are located outside India whose financial results and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed by other auditors under generally accepted auditing standards applicable in their respective countries. The Parent’s management has converted the financial results of such subsidiaries and associate located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have reviewed these conversion adjustments made by the Parent’s management. Our conclusion in so far as it relates to the balances and affairs of such subsidiaries and associate located outside India is based on the report of other auditors and the conversion adjustments prepared by the management of the Parent and reviewed by us. The accompanying unaudited consolidated financial results includes unaudited interim financial results and other unaudited financial information in respect of 9 subsidiaries, which have not been reviewed by their auditors, whose interim financial results and other financial information reflect total revenues of Rs. 103 crore, total net loss after tax of Rs. 71 crore and total comprehensive loss of Rs. 71 crore, for the quarter ended June 30, 2019, as considered in the unaudited consolidated financial results. The unaudited consolidated financial results also includes the Group’s share of net profit after tax of Rs. Nil and total comprehensive income of Rs. Nil, for the quarter ended June 30, 2019, as considered in the unaudited consolidated financial results, in respect of 1 associate and 3 jointly controlled entities, based on their interim financial results and other financial information which have not been reviewed by their auditor(s). These unaudited financial results and other unaudited financial information have been approved and furnished to us by the management. Our conclusion, in so far as it relates to the affairs of these subsidiaries, associates and jointly controlled entities, is based solely on such unaudited financial results and other unaudited financial information. According to the information and explanations given to us by the Management, these interim financial results and other financial information are not material to the Group. Our conclusion on the Statement is not modified in respect of the above matter. For S.R. BATLIBOI & CO. LLP Chartered Accountants ICAI Firm registration number: 301003E/E300005 Per Sudhir Soni Pertner Membership No.: 41870 UDIN: 19041870AAAABNII26 Place: Kolkata Date: July 26, 2019 Page 3 of4

S.R. BATLIBOI & CO. LLP
Chartered Accountants

Annexure 1

List of subsidiaries/associates/ jointly controlled entities

Subsidiaries

S. No.	Name
1	Bharat Aluminium Company Limited (BALCO)
2	Copper Mines ofTasmania Pty Limited (CMT)
3	Fujairah Gold FZE
4	Hindustan Zinc Limited (HZL)
5	Monte Cello BV (MCBV)
6	Sesa Resources Limited (SRL)
7	Sesa Mining Corporation Limited
8	Thalanga Copper Mines Pty Limited (TCM)
9	MALCO Energy Limited (MEL)
10	Lakomasko B.V.
11	THL Zinc Ventures Limited
12	THL Zinc Limited
13	Sterlite (USA) Inc.
14	Talwandi Sabo Power Limited
15	THL Zinc Namibia Holdings (Pty) Limited (VNHL)
16	Skorpion Zinc (Pty) Limited (SZPL)
17	Namzinc (Pty) Limited (SZ)
18	Skorpion Mining Company (Pty) Limited (NZ)
19	Amica Guesthouse (Pty) Ltd
20	Rosh Pinah Healthcare (Pty) Ltd
21	Black Mountain Mining (Pty) Ltd
22	THL Zinc Holding BV
23	Vedanta Lisheen Holdings Limited (VLHL)
24	Vedanta Exploration Ireland Limited
25	Vedanta Lisheen Mining Limited (VLML)
26	Killoran Lisheen Mining Limited
27	Killoran Lisheen Finance Limited
28	Lisheen Milling Limited
29	Vizag General Cargo Berth Private Limited
30	Paradip Multi Cargo Berth Private Limited
31	Sterlite Ports Limited (SPL)
32	Maritime Ventures Private Limited
33	Goa Sea Port Private Limited
34	Bloom Fountain Limited (BFM)
35	Western Cluster Limited
36	Cairn India Holdings Limited
37	Cairn Energy Hydrocarbons Ltd
38	Cairn Exploration (No. 2) Limited
39	Cairn Energy Gujarat Block 1 Limited
40	Cairn Energy Discovery Limited
41	Cairn Energy India Pty Limited
42	CIG Mauritius Holdings Private Limited
43	CIG Mauritius Private Limited
44	Cairn Lanka Private Limited
45	Cairn South Africa Pty Limited
46	Vedanta ESOS Trust
47	Avanstrate (Japan) Inc. (ASI)

S.R. BATLIBOI & CO. LLP GURUGRAM

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S.R. Batliboi& Co. LLP Chartered Accountants S. No.    Name Avanstrate (Korea) Inc Avanstrate (Taiwan) Inc Vedanta Star Limited Electrosteel Steels Limited Lisheen Mine Partnership Associates S. No. Name RoshSkor Township (Proprietary) Limited Gaurav Overseas Private Limited Jointly controlled entities S. No.Name Goa Maritime Private Limited Rampia Coal mines and Energy Private limited Madanpur South Coal Company Limited